As filed with the Securities and Exchange Commission on August 23, 2019

Securities Act Registration No. 333-233317

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ Registration Statement under the Securities Act of 1933

 ☐ Pre-Effective Amendment No.

☒Post-Effective Amendment No. 1
and/or

 ☐ Registration Statement under the Investment Company Act of 1940

 ☐ Amendment No.

BLACKROCK TCP CAPITAL CORP.
(Exact Name of Registrant as Specified in its Charter)

2951 28th Street, Suite 1000
Santa Monica, California 90405
(Address of Principal Executive Offices)

(310) 566-1094
(Registrant’s Telephone Number, Including Area Code)

Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(Name and Address of Agent for Service)

Copies to:
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
212-735-3000

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-233317) of BlackRock TCP Capital Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS
(1)	Financial Statements

The following statements of the Company are incorporated by reference in Part A of this Registration Statement:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Assets and Liabilities as of December 31, 2018 and 2017

Consolidated Schedule of Investments as of December 31, 2018 and 2017

Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016

Consolidated Statements of Changes in Net Assets for the years ended December 31, 2018, 2017 and 2016

Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016

Notes to Consolidated Financial Statements

Consolidated Schedules of Changes in Investments in Affiliates as of December 31, 2018 and 2017

Consolidated Schedules of Restricted Securities of Unaffiliated Issuers as of December 31, 2018 and 2017

Consolidated Statements of Assets and Liabilities as of June 30, 2019 (unaudited) and December 31, 2018

Consolidated Schedule of Investments as of June 30, 2019 (unaudited) and December 31, 2018

Consolidated Statements of Operations for the three and six months ended June 30, 2019 (unaudited) and June 30, 2018 (unaudited)

Consolidated Statements of Changes in Net Assets for the three and six months ended June 30, 2019 (unaudited) and June 30, 2018 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 2019 (unaudited) and June 30, 2018 (unaudited)

Notes to Consolidated Financial Statements (unaudited)

Consolidated Schedule of Changes in Investments in Affiliates for the six months ended June 30, 2019 (unaudited) and year ended December 31, 2018

Consolidated Schedule of Restricted Securities of Unaffiliated Issuers as of June 30, 2019 (unaudited) and December 31, 2018

(2)	Exhibit
Exhibit No.	Description
(a)(1)	Certificate of Incorporation of the Registrant(2)
(a)(2)	Certificate of Amendment to the Certificate of Incorporation of the Registrant(3)
(b)	Amended and Restated Bylaws of the Registrant(4)
(c)	Not Applicable
(d)(1)	Statement of Eligibility of Trustee on Form T-1(19)
(d)(2)	Form of Certificate of Designation for Preferred Stock(8)
(d)(3)	Indenture, dated as of August 11, 2017, by and between the Registrant and U.S. Bank National Association, as the Trustee(12)
(d)(4)	First Supplemental Indenture, dated as of August 11, 2017, by and between the Registrant and U.S. Bank National Association, as the Trustee(12)
(d)(5)	Form of Global Note of 4.125% Notes Due 2022 (included as part of Exhibit (d)(4))(12)
(d)(6)	Form of Global Note of 4.125% Notes Due 2022(13)
(e)	Form of Dividend Reinvestment Plan(7)
(f)	Not Applicable

Exhibit No.	Description
(g)	Form of Investment Management Agreement By and Between Registrant and Tennenbaum Capital Partners, LLC(7)
(h)	Form of Underwriting Agreement(20)
(i)	Not Applicable
(j)	Custodial Agreement dated as of July 31, 2006(5)
(k)(1)	Form of Administration Agreement of the Registrant(6)
(k)(2)	Form of Transfer Agency and Registrar Services Agreement(7)
(k)(3)	Form of License Agreement(7)
(k)(4)	Indenture, dated as of June 17, 2014, by and between the Registrant and U.S. Bank National Association, as the Trustee(9)
(k)(5)	Form of Global Note of 5.25% Convertible Senior Notes Due 2019 (included as part of Exhibit (k)(4))(9)
(k)(6)	Indenture, dated as of September 6, 2016, by and between the Registrant and U.S. Bank National Association, as the Trustee (11)
(k)(7)	Form of Global Note of 4.625% Convertible Senior Notes due 2022 (included as part of Exhibit (k)(6))(11)
(k)(8)	TCPC Funding Loan Financing and Servicing Agreement dated as of May 7, 2019(16)
(k)(9)	Amended and Restated Senior Secured Revolving Credit Agreement dated as of May 6, 2019(17)
(k)(10)	Amended and Restated Guaranty, Pledge and Security Agreement dated as of May 6, 2019(18)
(l)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant(19)
(m)	Not Applicable
(n)(1)	Consent of Deloitte & Touche LLP(1)
(n)(2)	Consent of Ernst & Young LLP(19)
(n)(3)	Report of Deloitte & Touche LLP on the “Senior Securities” table(19)
(n)(4)	Report of Ernst & Young LLP on the “Senior Securities” table(19)
(n)(5)	Power of Attorney(19)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Consolidated Code of Ethics of the Registrant and our Advisor(7)
99.1	Form of Preliminary Prospectus Supplement For Common Stock Offerings(19)
99.2	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(19)
99.3	Form of Preliminary Prospectus Supplement For Debt Offerings(19)
99.4	Form of Preliminary Prospectus Supplement For Subscription Rights Offerings(19)
99.5	Form of Preliminary Prospectus Supplement For Warrant Offerings(19)
(1)	Filed herewith.
(2)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.
(3)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K, filed on August 2, 2018.
(4)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K, filed on August 2, 2018.
(5)	Incorporated by reference to Exhibit 10.2 to Form 10-12G of Special Value Continuation Partners, LP (File No. 000-54393), filed May 6, 2011.
(6)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on May 13, 2011.
(7)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-172669), on Form N-2, filed on March 5, 2012.
(8)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-194669), on Form N-2, filed on June 5, 2014.
(9)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on June 17, 2014.

(10)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-204571), on Form N-2, filed on May 29, 2015.
(11)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed on September 6, 2016.
(12)	Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-216716), on Form N-2, filed on August 11, 2017.
(13)	Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-216716), on Form N-2, filed on November 3, 2017.
(14)	Incorporated by reference to the corresponding exhibit number to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-216716) on Form N-2, filed on November 28, 2017.
(15)	Incorporated by reference to Exhibit 3 to Special Value Continuation Partner, LP’s Form 8-K filed on January 30, 2018.
(16)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on May 8, 2019.
(17)	Incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed on May 8, 2019.
(18)	Incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed on May 8, 2019.
(19)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-233317) on Form N-2, filed on August 16, 2019.
(20)	To be filed by amendment.
ITEM 26.	MARKETING ARRANGEMENTS

Any information concerning any underwriters (and related marketing arrangements) will be contained in the accompanying prospectus supplement, if any.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION**
Commission registration fee	*
Nasdaq Global Select Additional Listing Fees	**
FINRA filing fee	**
Accounting fees and expenses	**
Legal fees and expenses	**
Printing and engraving	**
Miscellaneous fees and expenses	**
Total	**
*	Deferred in reliance on Rule 456(b) and 457(r), except $69,540 previously paid.
**	These fees and expenses are calculated based on the number of issuances and amount of securities offered and accordingly cannot be estimated at this time.

All of the expenses set forth above shall be borne by the Company.

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of August 15, 2019, the following list sets forth entities in which the Registrant owns a controlling interest, the state under whose laws the entity is organized, and the percentage of voting securities or membership interests owned by the Registrant in such entity.

Name of Entity and Place of Jurisdiction	% of Voting Securities Owned
Special Value Continuation Partners, LLC (Delaware)	100.0%
TCPC Funding I LLC (Delaware)	100.0%
TCPC SBIC, LP (Delaware)	100.0%
ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of our common stock at August 15, 2019.

Title of Class	Number of Record Holders
Common Stock, par value $.001 per share	27

ITEM 30.	INDEMNIFICATION

The information contained under the heading “Description of Our Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR

For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of our Advisor, reference is made to our Advisor’s Form ADV, filed with the Securities and Exchange Commission under the Investment Advisers Act of 1940, and incorporated herein by reference upon filing.

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, 2951 28th Street, Suite 1000, Santa Monica, CA 90405;
(2)	the Transfer Agent, Wells Fargo Bank, National Association, 161 North Concord Exchange, South Saint Paul, MN 55075;
(3)	the Custodian, Wells Fargo Bank, National Association, 9062 Old Annapolis Rd., Columbia, MD 21045-1951; and
(4)	our Advisor, 2951 28th Street, Suite 1000, Santa Monica, CA 90405. Our Advisor’s telephone number is (310) 566-1094, and its facsimile number is (310) 566-1010.
ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS
1.	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
2.	Not applicable.
3.	If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, an undertaking to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering.

4.	The Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:
(1)	if the Registrant is relying on Rule 430B:
(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) or Rule 497(b), (c), (d), or (e) under the Securities Act, as applicable, as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.	Not applicable.
6.	The Registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
7.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
8.	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, in the State of California, on the 23rd day of August, 2019.

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Howard M. Levkowitz
Howard M. Levkowitz
Chief Executive Officer, Chairman of the Board and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities indicated on the 23rd day of August, 2019. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title
/s/ Howard M. Levkowitz	Chief Executive Officer, Chairman of the Board and Director (principal executive officer)
Howard M. Levkowitz

/s/ Paul L. Davis*	Chief Financial Officer (principal financial and accounting officer)
Paul L. Davis

/s/ Kathleen A. Corbet*	Director
Kathleen A. Corbet

/s/ Eric Draut*	Director
Eric Draut

/s/ M. Freddie Reiss*	Director
M. Freddie Reiss

/s/ Peter E. Schwab*	Director
Peter E. Schwab

/s/ Rajneesh Vig*	Director
Rajneesh Vig

/s/ Karyn L. Williams*	Director
Karyn L. Williams

/s/ Brian F. Wruble*	Director
Brian F. Wruble
*By:	/s/ Howard M. Levkowitz
Howard M. Levkowitz, as Attorney-in-Fact